UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 17, 2010

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On May 17, 2010, Independence Holding Company issued a news release announcing its 2010 first-quarter results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated May 17, 2010: Independence Holding Company Reports 2010 First-Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: Teresa A. Herbert   Date: May 17, 2010

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY   **CONTACT: DAVID T. KETTIG**
96 CUMMINGS POINT ROAD   **(212) 355-4141 Ext. 3047**
STAMFORD, CONNECTICUT 06902   **www.IHCGroup.com**
NYSE: IHC

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES
2010 FIRST-QUARTER RESULTS

Stamford, Connecticut, May 17, 2010. Independence Holding Company (NYSE: IHC) today reported 2010 first-quarter results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income per share from continuing operations attributable to IHC was $1.05 per share, diluted, or $16,161,000, for the three months ended March 31, 2010 compared to $.22 per share, diluted, or $3,356,000, for the three months ended March 31, 2009. Revenues increased 18% to $116,350,000 for the three months ended March 31, 2010, compared to revenues for the three months ended March 31, 2009 of $98,795,000. These results were positively impacted by the gain on bargain purchase under acquisition accounting as a result of IHC acquiring a controlling interest in American Independence Corp. (AMIC) in March 2010. The gain in the first quarter was generated because in the fourth quarter of 2009 the Company was required to record an other-than-temporary impairment (OTTI) loss at December 31, 2009. The gain recorded in the 2010 first quarter on IHC's investment in AMIC was $16,733,000, net of $11,097,000 of taxes.

IHC reported operating income[1] per share of $.02 per share, diluted, or $230,000, for the three months ended March 31, 2010, compared to $.16 per share, diluted, or $2,403,000, for the three months ended March 31, 2009.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "The Company's financial condition remains very strong as our book value per share increased 11% to $14.55 at March 31, 2010 from $13.16 at December 31, 2009 and stockholders' equity at March 31, 2010 reached $222 million. We repurchased 156,700 of our common shares during the quarter at an average price of $8.01, which represents 55% of our book value per share as of March 31, 2010. The repurchases were made pursuant to the Company's share repurchase program, under which 343,300 shares remain available for repurchase."

Mr. Thung continued, "Our operating income dropped to $.02 per share from $.16 per share for the comparable quarter of 2009 and $.14 per share for the fourth quarter of 2009. This decline is primarily due to a decrease in IHC's investment income of $1.3 million and a much higher than expected incidence of death and long term disability (LTD) claims in our group business amounting to approximately $1.6 million more than expected claims. The decrease in investment income is due to a decrease in yields (from 4.9% for the first quarter of 2009 to 4.1% for the comparable quarter of 2010) and the shorter duration of our portfolio. IHC has approximately $80 million in highly rated shorter duration securities earning on average 1.1%; our portfolio as a whole is rated, on average, AA. A portfolio that is shorter in duration

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[1] Operating income is a non-GAAP measure representing income from continuing operations net of (income) losses attributable to non-controlling interests and excluding net realized investment gains (losses), other-than-temporary impairment losses and gain on bargain purchase of AMIC, net of applicable income tax. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of income from continuing operations to operating income is included in this press release.

enables us, if we deem prudent, the flexibility to reinvest in much higher yielding longer-term securities, which would significantly increase investment income. With respect to the group segment, fluctuations in death claims occur from time to time, but can be expected to return to projected levels over an extended period. The large influx in LTD claims this quarter is attributable to significant cuts in state and municipal budgets as a result of the recession. Group claims are beginning to show signs of subsiding subsequent to quarter end."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is income from continuing operations net of income or losses attributable to non-controlling interests and excluding net realized gains or losses, other-than-temporary impairment losses and gain on bargain purchase, net of applicable income taxes; and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding realized gains or losses, net of taxes, that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" schedule below.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance. Independence American offers medical stop-loss, small group major medical, short-term medical, and major medical for individuals and families. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY
FIRST QUARTER REPORT
March 31, 2010
(In Thousands, Except Per Share Data)

| | | Three Months Ended March 31, | | |
		2010		2009
REVENUES				
Premiums earned	$	70,884	$	76,433
Net investment income		9,371		10,719
Fee income		7,560		8,459
Net realized investment gains		349		1,665
Total other-than-temporary impairment losses		(1,626)		(271)
Equity income from AMIC		280		693
Gain on bargain purchase of AMIC		27,830		-
Other income		1,702		1,097
		116,350		98,795
EXPENSES				
Insurance benefits, claims and reserves		56,828		56,196
Selling, general and administrative expenses		31,435		36,478
Amortization of deferred acquisition costs		1,318		1,050
Interest expense on debt		471		770
		90,052		94,494
Income from continuing operations before income taxes		26,298		4,301
Income taxes		9,921		952
Income from continuing operations		16,377		3,349
Discontinued operations:				
Loss from discontinued operations		(127)		(237)
Net Income		16,250		3,112
(Income) loss from noncontrolling interests in subsidiaries		(216)		7
NET INCOME ATTRIBUTABLE TO IHC	$	16,034	$	3,119
Basic income (loss) per common share:				
Income from continuing operations	$	1.06	$	.22
Loss from discontinued operations		(.01)		(.02)
Basic income per common share	$	1.05	$	.20
WEIGHTED AVERAGE SHARES OUTSTANDING		15,341		15,408
Diluted income(loss) per common share				
Income from continuing operations	$	1.05	$	.22
Loss from discontinued operations		(.01)		(.02)
Diluted income per common share	$	1.04	$	.20
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING		15,345		15,411

As of May 14, 2010, there were 15,275,155 common shares outstanding, net of treasury shares.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO
NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands, Except Per Share Data)

| | Three Months Ended March 31, | |
	2010	2009
Income from continuing operations	$ 16,377	$ 3,349
(Income) loss from non-controlling interest in subsidiaries	(216)	7
Realized gains, net of taxes	(242)	(1,126)
Other-than-temporary impairment losses, net of taxes	1,044	173
Gain on bargain purchase of AMIC, net of taxes	(16,733)	-
Operating income from continuing operations	$ 230	$ 2,403
Non - GAAP basic income per common share:		
Operating income from continuing operations	$ .02	$ .16
Non - GAAP diluted income per common share:		
Operating income from continuing operations	$ .02	$ .16

Included in the realized gains, net of taxes, above are IHC's proportionate share of AMIC's realized gains (losses) net of taxes. The other-than-temporary impairment losses are primarily due to the write down in value of certain Alt-A mortgage fixed maturities.